Mail Stop 4561

October 28, 2008

Marc E. Chardon, President and CEO
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

      Re: Blackbaud, Inc.
               Annual Report on Form 10-K
               Filed February 29, 2008
               File No. 000-50600

               Definitive Proxy Statement on Schedule 14A
               Filed April 29, 2008

               Current report on Form 8-K/A
               Filed September 19, 2008

Dear Mr. Chardon:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Technology and architecture, page 11

1.   You indicate in this section that you rely on software licensed from third parties
        that is used in research and development and integrated into your products. You
        state that you currently believe the loss of any third party technology integrated
        into your products would not have a material adverse effect on your business.
        However, you further state that your inability to obtain licenses for third party
        technology for <u>future</u> products could delay product development, which would in
        turn hurt your business and operating results. In a risk factor entitled *"Our failure
        to integrate third-party technologies could harm our business"* on page 20 you
        disclose that your inability to continue to obtain the license of third party
        technology that is integrated into your products could delay product development
        until equivalent technology can be identified, licensed or developed and
        integrated. This in turn would harm your business and operating results. Please
        clarify if the loss of third party technology is a risk only for future product
        development, and not for your current products. In addition, to the extent your
        business is materially dependent on any third party license, the agreements and
        their material terms should be discussed. Further, please tell us what
        consideration you gave to filing these agreements as exhibits pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's discussion and analysis of financial condition and results of
operations, page 29

General

2.   In future filings please consider expanding your Overview section to include a
        more informative executive level discussion that addresses how management
        evaluates your financial condition and operating results, including a more detailed
        look at how you earn revenue, your prospects for future growth, and any known
        trends, demands, commitments, or uncertainties and their impact on your
        liquidity, capital resources, or results of operations, and material risks and
        challenges facing the company. For example, in presenting your prospects for
        future growth, consider presenting what management believes to be areas for your
        highest growth potential, namely:

                        ▪ Selling software-as-a-service (SaaS) licenses, under recurring
                           subscription agreements of one to three years, and either a one
                           time or recurring fee for access to software, which has been a

        target of your recent strategic acquisitions of Kintera, eTapestry, and The Target Companies;

- Expanding international business, which had increased revenues of 38.2% and 17.0% in 2007 and 2006;

- Securing new customers for your new offerings, including two of the largest sales in your history for the recently launched Enterprise CRM, a primary product line like The Raiser's Edge that begins a new customer relationship from which future application/service sales derive;

- Increasing internet offerings, such as Blackbaud NetCommunity, which allows nonprofits to develop online social networking communities for their constituents and that had sales growth of 60% on a year-over-year basis in 2007.

3.   Please clarify, if true, that you do not have any off-balance sheet arrangements. See paragraph (a)(4) of Item 303 of Regulation S-K and Rule 12b-13 of the Exchange Act.

Item 15. Exhibits and financial statement schedules

Exhibit 31.1 and 31.2

4.   You replaced the word "report" with "annual report" in paragraphs 2 and 3. The certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov. In future filings please provide the correct form.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

5.   We note that performance-based annual bonuses are based upon predetermined corporate performance goals and individual performance goals. With regard to corporate performance goals, you have not disclosed the corporate performance targets underlying the cash bonuses paid to your named executive officers for fiscal year 2007. In addition, you have not disclosed the elements of Mr. Cumbaa's individual performance goals, i.e. the revenue targets for the professional business unit. As these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of

Regulation S-K. If you have omitted the performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a detailed analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm. If you believe you have a sufficient basis to keep the information confidential, discuss in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving performance measures are insufficient. For guidance, please refer to Question 118.04 of Division of Corporation Finance's compliance and disclosure interpretations of Regulation S-K. With regard to the individual performance goals for Mr. Chardon, in future filings please disclose the qualitative inputs that are ultimately translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

Transaction with Related Persons, page 38

6.   You disclose that related person transactions will be approved by your audit committee or a majority of disinterested directors, and that they will be on terms no less favorable than could be obtained from unaffiliated third parties. You further disclose that the written charter of the audit committee authorizes the committee to review and approve related person transactions. The audit committee charter, as available on www.blackbaud.com, states that the audit committee will approve all related party transactions, but articulates no standards. Please confirm that in future filings you will disclose the standards to be applied, and clarify whether or not they are in writing, and if not, how such policies and procedures are evidenced, as called for by paragraph (b)(1) of Item 404 of Regulation S-K.

Form 8-K/A filed on September 19, 2008

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of the business acquired

7.   We note that you incorporated by reference from the Form 10-K filed on March 18, 2008 by Kintera, Inc. the financial statements of Kintera required to be filed by Item 9.01 of Form 8-K. Rule 12b-23 does not prevent the incorporation by reference of Form 10-K financial statements of the business to be acquired into a Form 8-K filed by the acquiring company, so long as copies of the pertinent pages of the Form 10-K are filed as an exhibit to the Form 8-K. While Rule 12b-23(a)(3)(iii) states that information filed on Form 8-K need not be filed as an exhibit, this provision was added when Form 8-K was revised in 2004. The adopting release noted that "[f]inally, we have revised Exchange Act Rule 12b-23 to make clear that companies may incorporate by reference into their registration

statements and reports information previously disclosed on Form 8-K without the requirement to file such Form 8-K reports as exhibits to the statements or reports." See SEC Release No. 34-49424 available at www.sec.gov. Since the historical financial statements of Kintera, Inc. for the fiscal years ending December 31, 2007 and 2006 were not provided on a previously filed Form 8-K, please provide the pages that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008 pursuant to Rule 12b-23(a)(3) of the Exchange Act.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that each filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director